July 19, 2022

Alison White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 124 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-195493 and 811-22961

Dear Ms. White:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on June 28, 2022 and July 18, 2022, with respect to the Amendment relating to the Strive U.S. Energy Independence ETF, Strive U.S. Semiconductor ETF and Strive 500 ETF (each a “Fund”), each a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: Please provide a copy of the index methodology for each Fund and a list of the initial constitution of each index or the top ten holdings.

Response: The index methodology documents for each Index and their respective holdings as of June 23, 2022, is included herewith.

2.	Comment: With respect to the Strive U.S. Independence ETF, please explain what “independence” means in the context of the Fund’s name and how it relates to the index construction process.

Response: The Trust hereby undertakes to change the name of the Fund to the “Strive U.S. Energy ETF” and will change all references to the Fund’s name in the Fund’s Prospectus and Statement of Additional information.

3.	Comment: For each of the Strive U.S. Energy ETF and the Strive U.S. Semiconductor ETF, please revise the disclosure to describe the index construction process in plain English using concepts and language that are understandable to retail investors. Phrases such as “[t]he Index is a subset of the Solactive GBS United States 1000 Index” do not help investors understand the index construction process, the types of exposures the index offers or the underlying thesis behind the index.

Response: The first sentence of the second paragraph under the “Principal Investment Strategies – The Fund’s Investment Strategy” section has been revised for each such Fund as follows:

Strive U.S. Energy ETF: The Index is a subset of a float-adjusted capitalization weighted index of equity securities comprising the 1,000 largest companies from the US stock market.

Strive U.S. Semiconductor ETF: The Index is a subset of a float-adjusted capitalization weighted index of equity securities covering approximately the largest 99% of the free-float market capitalization in the U.S. stock market stock market.

4.	Comment: For the Strive U.S. Energy ETF, please disclose the allocation to fossil fuels and renewable energy companies as of a recent date.

Response: The fifth paragraph under the “Principal Investment Strategies – The Fund’s Investment Strategy” section has been revised to add the following as the second sentence:

As of June 23, 2022, approximately 94% of the Index was comprised of fossil fuel companies and approximately 6% of the Index was comprised of renewable energy companies.

5.	Comment: Please clarify how the Strive U.S. Energy ETF and the Strive U.S. Semiconductor ETF will satisfy Rule 35d-1 when using the terms energy and semiconductor in each Fund’s name.

Response: The first sentence of the fourth to the last paragraph under the “Principal Investment Strategies – The Fund’s Investment Strategy” of the Strive U.S. Energy ETF and the Strive U.S. Semiconductor ETF has been revised as follows:

U.S. Energy ETF: Under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in U.S. energy companies.

U.S. Semiconductor ETF: Under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in U.S. semiconductor companies.

6.	Comment: In the last sentence of each Fund’s “Principal Investment Strategies” section, please state that each Fund will concentrate its investments in the applicable industry, as applicable.

Response: The last sentence of the following Principal Investment Strategies sections has been revised as follows:

U.S. Energy Sector ETF: The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in the energy industry to approximately the same extent that the Index is concentrated.

U.S. Semiconductor ETF: The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in the semiconductor industry to approximately the same extent that the Index is concentrated.

7.	Comment: For the Strive U.S. Energy ETF and the Strive U.S. Semiconductor ETF, please disclose the name of the industry classification analysis used by the index provider to identify energy and semiconductor companies.

Response: Each of the Solactive United States Energy Regulated Capped Index and the Solactive United States Semiconductors 30 Capped Index select companies utilizing North America Industry Classification System (“NAICS”) codes. Accordingly, for the Strive U.S. Energy ETF and the Strive U.S. Semiconductor ETF, the second to last sentence of the fifth paragraph under each Fund’s “Principal Investment Strategies – The Fund’s Investment Strategy” section has been revised as follows:

U.S. Energy Sector ETF: The Index Provider currently identifies energy companies utilizing the industry classification analysis of the North America Industry Classification System, which is a third party that is not affiliated with the Fund, the Adviser, the Sub-Adviser (as defined below) or the Index Provider.

U.S. Semiconductor ETF: The Index Provider currently identifies energy companies utilizing the industry classification analysis of the North America Industry Classification System, which is a third party that is not affiliated with the Fund, the Adviser, the Sub-Adviser (as defined below) or the Index Provider.

8.	Comment: For the Strive U.S. Energy ETF and the Strive U.S. Semiconductor ETF, please split out the mid and large cap risks.

Response: The Mid- and Large-Cap Company Risk for both Funds has been deleted and replaced with the following:

Large-Capitalization Companies Risk. Large-capitalization companies may trail the returns of the overall stock market. Large-capitalization stocks tend to go through cycles of doing better – or worse – than the stock market in general. These periods have, in the past, lasted for as long as several years. When large capitalization companies are out of favor, these securities may lose value or may not appreciate in line with the overall market.

Mid-Capitalization Companies Risk. The securities of mid-capitalization companies may be more vulnerable to adverse issuer, market, political, or economic developments than securities of larger-capitalization companies. The securities of mid-capitalization companies generally trade in lower volumes and are subject to greater and more unpredictable price changes than larger capitalization stocks or the stock market as a whole. Some mid-capitalization companies have limited product lines, markets, and financial and managerial resources and tend to concentrate on fewer geographical markets relative to larger capitalization companies.

9.	Comment: For each Fund, in the “New Fund Risk” section, please state there is no track record, as opposed to a limited track record.

Response: The New Fund Risk section for each Fund has been revised as follows:

New Fund Risk. The Fund is a recently organized management investment company with no operating history. As a result, prospective investors have no track record or history on which to base their investment decision. There can be no assurance that the Fund will grow to or maintain an economically viable size.

10.	Comment: Please add New Manager Risk, including any limited resources, personnel and experience, if applicable.

Response: The Trust respectfully notes the Staff’s concern. The Trust wishes to highlight that the Funds themselves are passively managed and use publicly disseminated indices from a well-regarded third-party index provider (Solactive AG) as the basis for each Fund’s investment selection process. Further, the Adviser (Empowered Funds, LLC, dba EA Advisers), which has been in business since 2014, is responsible for portfolio trading and execution of all Fund transactions. Finally, the Trust notes that Strive Asset Management, LLC has raised material operating capital, onboarded an institutional portfolio manager with many years of experience, has retained a third-party compliance firm for ongoing compliance support, and has hired a proxy specialist for proxy voting in accordance with its mission. The Trust believes that these considerations, in the aggregate, obviate the need for the Sub-Adviser to include new manager risk disclosure.

11.	Comment: For the Strive U.S. Energy ETF, please revise the “Purchase and Sale of Fund Shares,” section to reflect the creation unit size for the U.S. Energy ETF only.

Response: The first sentence of the “Summary Information about Purchases, Sales, Taxes, and Financial Intermediary Compensation - Purchase and Sale of Fund Shares” section for the Strive U.S. Energy ETF has been revised as follows:

The Fund issues and redeems Shares on a continuous basis only in large blocks of Shares, typically 10,000 Shares for the Strive U.S. Energy ETF, called “Creation Units,” and only APs (typically, broker-dealers) may purchase or redeem Creation Units. Creation Units generally are issued and redeemed ‘in-kind’ for securities and partially in cash. Individual Shares may only be purchased and sold in secondary market transactions through brokers.

12.	Comment: For each Fund, please disclose any material sector or industry exposures as of a recent date and include corresponding risk disclosure, as applicable.

Response: The Trust has reviewed the representative baskets for each Fund and does not believe that any additional industry risk disclosures are applicable for the U.S. Energy and U.S. Semiconductor ETFs. For the 500 ETF, the Trust has included Technology Industry Risk to the “Principal Risks” section as set forth below. This was the only industry that represented more than 10% of the Index’s holdings.

Technology Industry Risk. The Fund will have exposure to companies operating in the technology sector. Technology companies, including information technology companies, may have limited product lines, financial resources and/or personnel. Technology companies typically face intense competition and potentially rapid product obsolescence. They are also heavily dependent on intellectual property rights and may be adversely affected by the loss or impairment of those rights.

13.	Comment: For the Strive U.S. Energy ETF, if there will be material exposures to the oil and gas sub-sector of the energy industry, please enhance this risk disclosures to address supply and demand dynamics, risk of government regulation and other factors impacting the energy industry that may pose a risk to Fund investors.

Response: The “Energy Sector Risk” disclosure under the “Principal Risks” section for the Strive U.S. Energy ETF has been deleted and replaced with the following:

Energy Sector Risk. The market value of securities in the energy sector may decline for many reasons including, fluctuations in energy prices and supply and demand of energy fuels caused by geopolitical events, the success of exploration projects, weather or meteorological events, taxes, increased governmental or environmental regulation, resource depletion, rising interest rates, declines in domestic or foreign production, accidents or catastrophic events that result in injury, loss of life or property, pollution or other environmental damage claims, terrorist threats or attacks, among other factors. Markets for various energy-related commodities can have significant volatility and are subject to control or manipulation by large producers or purchasers. Companies in the energy sector may need to make substantial expenditures, and may incur significant amounts of debt, to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources, through acquisitions, or through long-term contracts to acquire reserves. Factors adversely affecting producers, refiners, distributors, or others in the energy sector may adversely affect companies that service or supply those entities, either because demand for those services or products is curtailed, or those services or products come under price pressure.  Issuers in the energy sector may also be impacted by changing investor and consumer preferences arising from the sector’s potential exposure to sustainability and environmental concerns.

14.	Comment: For the Strive 500 Fund, please relabel “Large Cap Rebalance Risk” to Quarterly Rebalance Risk.

Response: The Trust has updated the name of this risk as requested.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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